Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the caption “Independent Registered Public Accounting Firm” in the Statement of Additional Information in this Post-Effective Amendment No. 6 to the Registration Statement on Form N-4 (File No. 333-286279) of Lincoln Benefit Life Company (the “Registration Statement”).

We also consent to the use of our reports (1) dated April 13, 2026, with respect to the statutory-basis financial statements of Lincoln Benefit Life Company, and (2) dated April 13, 2026, with respect to the financial statements of each of the subaccounts within Lincoln Benefit Life Variable Annuity Account, for the year ended December 31, 2025, included in the Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

April 17, 2026